Exhibit 3.14

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:23 PM 05/23/2008
FILED 01:12 PM 05/23/2008
SRV 080596064 - 4551848 FILE

CERTIFICATE OF FORMATION
OF
CADEVILLE GAS STORAGE LLC

This Certificate of Formation of Cadeville Gas Storage LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et. seq.).
Article One
The name of the Company is Cadeville Gas Storage LLC.

ARTICLE II
The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801. The name of its initial registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of May 23, 2008.

CADEVILLE GAS STORAGE LLC

By: /s/ Jeff Ballew
Jeff Ballew, Authorized Person